Exhibit 99.1

China Yuchai International Announces Proposed Transactions in
Thakral Corporation Limited

- Capital Reduction and Cash Distribution Exercise

- Proposed Sale of Majority Stake in TCL

Singapore, Singapore – December 1, 2009 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), announced today that its wholly owned subsidiaries, Venture Delta Limited (“VDL”) and Grace Star Services Ltd (“GSS”) who together hold 34.4% equity interest in Thakral Corporation Limited (“TCL”) have entered into a binding Deed of Undertakings and Support (“Deed”) with Mr. Kartar Singh Thakral and Mr. Inderbethal Singh Thakral (“Thakrals”), in relation to a capital reduction exercise with a cash distribution of S$0.05 per issued share in the capital of TCL (“Capital Reduction Exercise”).The Thakrals have a deemed shareholding interest of approximately 25.5% in TCL.

The Board of Directors of TCL has on December 1, 2009 announced that it has unanimously resolved to return surplus capital of approximately S$130.6 million (US$94.4 million based on an exchange rate of S$1.3828 to US$1) in excess of TCL’s immediate requirements to shareholders by way of the Capital Reduction Exercise. The Capital Reduction Exercise will not result in a cancellation of shares or a change in the number of shares issued by TCL immediately after the capital reduction.

Pursuant to the Deed, VDL, GSS and the Thakrals agree (i) to TCL carrying out the Capital Reduction Exercise which is to be completed by the latest of March 31, 2010 with settlement of payment to be made by April 30, 2010 or such later dates as approved or permitted by shareholders, regulatory authorities or under applicable laws; (ii) to vote in favour of all resolutions to approve of the Capital Reduction Exercise at an extraordinary general meeting to be convened by TCL (“EGM”); and (iii) not to dispose, transfer or encumber any of their shares until after the conclusion of the EGM. The Deed shall lapse in the event that the EGM is not convened or concluded by March 31, 2010 or the necessary approvals from shareholders, regulatory authorities or as required under applicable laws are not granted.

Concurrently with the Capital Reduction Exercise, VDL and GSS intend to appoint a broker to sell 550,000,000 shares out of their 898,990,352 shares in TCL at a price of S$0.03 per share on an ex-distribution basis (“Placement”). Subject to the broker allocating such number of shares, the Thakrals have undertaken to VDL and GSS to subscribe for 116,000,000 shares in the Placement. In addition, the Thakrals will, if so required by the broker, use best endeavours to introduce parties who have previously expressed an interest to acquire shares in TCL to the broker.

Upon the completion of the Capital Reduction Exercise and subject to all the shares in the Placement being sold, China Yuchai will receive approximately S$61.5 million (US$44.5 million based on an exchange rate of S$1.3828 to US$1) and through VDL and GSS, retain a 13.4% equity interest in TCL.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses, and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research & development team and significant market share in China with high-quality products and reliable after-sales support. In 2008, GYMCL sold approximately 372,000 diesel engines and was consistently ranked No. 1 in unit sales by China Association of Automobile Manufacturers. For more information, please visit http://www.cyilimited.com

For more information, please contact:

Kevin Theiss / Dixon Chen

Grayling

Tel: +1-646-284-9409

Email: kevin.theiss@us.grayling.com

dixon.chen@us.grayling.com